Exhibit (d)(3)

FORM OF AMENDED AND RESTATED EXHIBIT A TO MANAGEMENT AGREEMENT – FUNDS AND MANAGEMENT FEES

Pursuant to Section 6(a) of the Management Agreement, the Trust shall pay NTI a fee at the annual rate calculated as a percentage of each Current Fund’s assets as set forth below:

Fund		FEE RATE (%)
	First $1 Billion	Next $1 Billion	Over $2 Billion
Multi-Manager Emerging Markets Equity	1.30%	1.261%	1.223%
Multi-Manager Global Listed Infrastructure	0.90%	0.873%	0.847%
Multi-Manager Global Real Estate	1.05%	1.019%	0.988%
Multi-Manager International Equity	1.15%	1.116%	1.083%
Multi-Manager Large Cap	0.88%	0.854%	0.828%
Multi-Manager Mid Cap	0.98%	0.951%	0.922%
Multi-Manager Small Cap	1.08%	1.048%	1.017%
Active M U.S. Equity	0.64%	0.621%	0.602%

Fund		FEE RATE (%)
	First $1.5 Billion	Next $1 Billion	Over $2.5 Billion
Multi-Manager High Yield Opportunity	0.85%	0.825%	0.80%
Multi-Manager Emerging Markets Debt Opportunity	0.85%	0.825%	0.80%